

Mail Stop 3720

January 13, 2009

Via U.S. Mail

George E. Harris
President, Chief Financial Officer and Director
China Wi-Max Communications, Inc.
1905 Sherman Street, Suite 335
Denver, Colorado 80203

> RE: **China Wi-Max Communications, Inc.**
>   **Form 10**
>   **Filed 6/5/2008, as amended**
>   **File No. 0-53268**

Dear Mr. Harris:

We have completed our review of your Form 10 and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director

cc: Michael A. Littman, Esq.
Via facsimile: (303) 431-1567